Q1 2026 Results Speakers Dr. Yoav Zeif, CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR May 7, 2026

Make additive work for you Conference Call and Webcast Link US Toll-Free Dial-In 1-877-407-0619 International Dial-In +1-412-902-1012 Live Webcast and Replay

Forward-Looking Statements Cautionary Statement Regarding Forward-Looking Statements The statements in this slide presentation regarding Stratasys' strategy and its projected future financial performance, including the financial guidance concerning its expected results for 2026, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased import tariffs that have been imposed by the U.S. and other countries; global trends involving inflation, interest rates, economic activity, currency exchange rates, and increased energy costs, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s recent preemptive or retaliatory wars against Iran and/or its sponsored terrorist organizations Hamas, Hezbollah, and, intermittently, the Houthis; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2026 (the “2025 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2025 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2026, which will be furnished to the SEC throughout 2026, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this slide presentation are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Make additive work for you

The non-GAAP data included herein, but not limited, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables later in this slide presentation. We have not included herein, however, a reconciliation of our non-GAAP guidance for 2026 to the most directly comparable GAAP guidance. Please see our earnings release being published today for that reconciliation (other than for our guidance for non-GAAP gross margin and non-GAAP operating expenses, as we are unable to obtain the information needed to provide either the equivalent GAAP figures (projected GAAP gross margin and projected GAAP operating expenses) or the related reconciliation without unreasonable effort or with reasonable certainty from a quantitative perspective). Make additive work for you Use of Non-GAAP Financial Information Use of Non-GAAP Financial Measures

▪ Recurring revenue streams from consumables and customer support provide stability as customers exercise capital equipment discipline ▪ Focused on executing our strategy to grow as we deepen our penetration into manufacturing ▪ Sequential growth from Consumables, Services and Stratasys Direct parts manufacturing ▪ Stratasys Direct +23% YoY organically driven by drone customers ▪ Innovation, customer engagement and market development centered on secular supply chain and operational efficiency megatrends reshaping global manufacturing ▪ In aerospace and defense, mission-critical performance requirements, supply chain resilience mandates, and expanding US DoW investment in advanced digital manufacturing create strong structural demand environment ▪ Competitive advantage enabling local, rapid, and cost-effective production will accelerate adoption over time CEO Dr. Yoav Zeif

Aerospace & Defense Make additive work for you ▪ Thousands of systems deployed across the defense industry and the world’s leading aircraft manufacturers ▪ 100,000+ parts shipped annually to defense, certifiable through AS9100, ISO 9001, CMMC compliance and ITAR requirements US Department of War – JAMA IV Program ▪ Multimillion-dollar initiative to accelerate the qualification and deployment of 3D-printed parts across military platforms ▪ Positions Stratasys to expand our share of US defense additive spending, a budget which surged 83% for fiscal year 2026 ▪ Long sales cycles with outcomes that generate durable, recurring demand anchored in certification and workflow integration - exactly the kind of revenue profile that strengthens our business over time Artemis II Moon Mission ▪ Continued momentum in aerospace applications, with thousands of parts in orbit leveraging our materials ▪ Recent Artemis II moon mission included hundreds of parts produced with Stratasys Antero materials on Stratasys FDM printers ▪ Highlights maturity and scalability of AM in space systems - strong validation of the high-performance applications of our materials, and our position in mission-critical environments, reinforcing the growing role of additive in next-gen space and defense platforms

Dental / Materials / Software







TrueDent® CE Class IIA Certification

- First polychromatic, monolithic 3D-printed denture solution certified at this classification in Europe, a segment projected at $2.45B by 2028
- Broadens range to include long-term intraoral removables, crowns and bridges through a single, integrated digital workflow
- Removes meaningful adoption barrier, strengthens biocompatibility and safety confidence for clinicians and patients, and positions Stratasys to deepen penetration across European dental labs and clinics as digital denture production scales
- No change to print settings, formulation, workflow, or shelf life makes this a frictionless expansion of our commercial reach

Materials Expansions: ULTEM™ on F3300 and ToughONE™ on PolyJet to Drive Consumables Attach Rates

- ULTEM 1010 now available on the F3300 printer, enabling production of aerospace-grade, high-temperature parts with the lowest coefficient of thermal expansion in the FDM portfolio
- Optimized for composite tooling applications, allows manufacturers to produce precision fixtures and tools that maintain reliability in demanding environments, faster and at lower cost. Planned for availability this summer in larger spool sizes on F900 and Fortus 450mc Gen III printers
- ToughONE, an advanced material engineered for functional prototyping as well as end-use parts, now available on J3/J5


Accuracy Center | MWAM
Measurement-Based
Warp Adapted Model

Software Integration: Measurement-Based Warped Adaptive Modeling Now Available on GrabCAD Print Pro™

- Automatically corrects warping on the Origin P3 platform, eliminating iterative correction cycles for complex parts like electrical connectors, precision jigs, and industrial fixtures that have historically added time and cost stratasys

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CFO Eitan Zamir • First quarter results reflect continued execution against the operational priorities we established at the start of the year • Maintained EBITDA profitability and generated positive OCF in environment of customers deliberate on capital spending • Outcomes reflect structural improvements embedded in our cost model and stability of our recurring revenue base

Quarterly Trend 93.8 94.8 94.1 97.6 88.8 42.2 43.3 42.9 42.4 43.9 136.0 138.1 137.0 140.0 132.7 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Product Service Q1 2026 Revenue Make additive work for you Revenues – Q1’26 Revenue Y/Y Product - $88.8M -5.3% ▪ Systems - $28.8M -7.7% ▪ Consumables - $60.0M -4.2% Services - $43.9M 4.0% ▪ Customer Support - $29.7M -1.0% Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

GAAP Non-GAAP 48.3% 47.7% 45.3% 46.3% 46.3% 54.7% 54.3% 52.4% 50.2% 53.8% 33.9% 33.1% 29.7% 37.4% 31.0% Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Services Gross MarginProducts Gross Margin Total Gross Margin Make additive work for you Q1 2026 Gross Margins 49.6% 48.7% 47.0% 37.7% 47.5% 32.5% 30.8% 27.6% 34.5% 30.1% 44.3% 43.1% 41.0% 36.8% 41.7% Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Note: All percentages rounded.

GAAP Operating Expenses (absolute and as a percentage of revenues) Non-GAAP Operating Expenses (absolute and as a percentage of revenues) 72.6 81.9 61.7% Q1'25 Q1'26 53.4% 62.6 64.6 Q1'25 Q1'26 48.7%46.0% Make additive work for you Q1 2026 Operating Expenses Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

(13.1) )23.8( (26.5) Non-GAAP Operating Income (Loss) 2.2% in Q1’25 vs (2.4%) in Q1’26 out of total revenue GAAP Operating Loss Non-GAAP Net Income (Loss) EPS diluted $0.04 in Q1’25 vs ($0.01) in Q1’26 GAAP Net Loss EPS diluted ($0.18) in Q1’25 vs ($0.28) in Q1’26 Q1’25 Q1’26 2.08.2 (1.3) Adjusted EBITDA 6.0% in Q1’25 vs 1.5% in Q1’26 out of total revenue 3.0 (3.2) 2.9 Q1’25 Q1’26 Q1’25 Q1’26 Q1’25 Q1’26 Q1’25 Q1’26 (12.4) Q1 2026 Operating, Net and EBITDA - ~$5.3M YoY Adverse Impact from FX/Tariffs Make additive work for you Note: $ in millions, except per share amounts, unless noted otherwise. All numbers and percentages rounded.

Balance Sheet ItemsCash Flow from Operating Activities 13 4.5 2.4 Q1-25 Q1-26 Make additive work for you Strong Balance Sheet – $237.8M Cash, Equivalents and No Debt Q1-25 Q4-25 Q1-26 Cash and Cash Equivalents and Short- term deposits 150.1 244.5 237.8 Accounts Receivable 156.2 160.5 157.1 Inventories 169.9 145.2 143.6 Net Working Capital 339.6 418.9 392.9 Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

Revenues Non-GAAP Operating Expenses Includes ~$10M adverse impact from FX Non-GAAP Operating Margins Adjusted Net Income Adjusted EPS diluted GAAP Net loss ($83M) - ($67M) GAAP EPS ($0.95) - ($0.76) CAPEX Adjusted EBITDA 4.5% - 5.0% of Revenue Includes ~$17M adverse impact from FX & Tariffs $565M – $575M 46.7% – 47.1% $260M – $262M $20M – $25M$25M – $30M0.7% – 1.5% Positive Operating Cash Flow for 2026 Subject to foreign exchange rate and tariff uncertainty 2026 Full-Year Outlook - Reaffirmed $8M – $12.5M $0.09 – $0.14 Make additive work for you Non-GAAP Gross Margins Includes ~$7M adverse impact from FX & Tariffs

Summary Dr. Yoav Zeif, CEO ▪ Customer engagement continues to increase - deal pipeline for 2026 and beyond continues to build, especially in defense ▪ Strategic progress today reinforces the trajectory for tomorrow ▪ Defense industry solutions are established, certified and operating at scale across active military platforms ▪ Increased access to multi-billion-dollar European dental vertical with proven, deployable product ▪ Positive operating cash flow and a debt-free balance sheet for multiple opportunities to generate profitable growth both through inorganic and organic opportunities, focusing on our position in high-requirement use-cases, as we capitalize on the increased demand for additive manufacturing Make additive work for you

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Q1-25 Q1-26 Change Y/Y Q1-25 Q1-26 Change Y/Y Total Revenue 136.0 132.7 -2.4% 136.0 132.7 -2.4% Gross Profit 60.2 55.4 (4.8) 65.6 61.4 (4.2) ▪% Margin 44.3% 41.7% -2.6% 48.3% 46.3% -2.0% Operating Income (Loss) (12.4) (26.5) (14.1) 3.0 (3.2) (6.2) ▪% Margin -9.1% -20.0% -10.9% 2.2% -2.4% -4.6% Net Income (Loss) (13.1) (23.8) (10.7) 2.9 (1.3) (4.2) ▪% Margin -9.6% -17.9% -8.3% 2.1% -1.0% -3.1% Diluted EPS (0.18) (0.28) (0.10) 0.04 (0.01) (0.05) Diluted Shares 72.0 86.4 14.4 72.6 86.4 13.8 GAAP Non-GAAP 17 Note: $ in millions, except per share amounts, unless noted otherwise. All numbers and percentages rounded. 17 Appendix – Comparison of Q1 2026 to Q1 2025 Key Metrics Make additive work for you

Appendix – Reconciliation of GAAP to Non-GAAP Results of Operations

	Three Months Ended March 31, 2026			Three Months Ended March 31, 2025		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$ 55,361	$ 6,074	$ 61,435	$ 60,239	$ 5,410	$ 65,649
Operating income (loss) (1,2)	(26,532)	23,312	(3,220)	(12,404)	15,450	3,046
Net income (loss) (1,2,3)	(23,825)	22,548	(1,277)	(13,054)	15,932	2,878
Net income (loss) per diluted share (4)	$ (0.28)	$ 0.27	$ (0.01)	$ (0.18)	$ 0.22	$ 0.04
(1) Acquired intangible assets amortization expenses		4,522			4,488	
Non-cash share-based compensation expenses		661			708	
Restructuring and other expenses		891			214	
		6,074			**5,410**	
(2) Acquired intangible assets amortization expenses		1,155			940	
Non-cash share-based compensation expenses		4,624			5,505	
Restructuring and other related costs		995			1,132	
Contingent consideration		335			645	
Legal and other expenses		10,129			1,818	
		17,238			**10,040**	
		23,312			**15,450**	
(3) Corresponding tax effect		(442)			84	
Equity method related expenses and impairment		–			841	
Finance income		(322)			(443)	
		$ 22,548			**$ 15,932**	
(4) Weighted average number of ordinary shares outstanding- Diluted	86,357		86,357	71,967		72,625

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded.

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Appendix – Reconciliation of GAAP Net Loss to Adjusted EBITDA Note: $ in thousands unless noted otherwise. All numbers and percentages rounded. Make additive work for you 2026 2025 Net loss $ (23,825) $ (13,054) Financial income, net (2,732) (1,473) Income tax expenses 25 455 Share in losses of associated companies - 1,668 Depreciation expenses 5,731 5,124 Amortization expenses 5,686 5,428 Non-cash share-based compensation expenses 5,285 6,213 Contingent consideration 335 645 Legal and other expenses 10,361 1,818 Restructuring and other related costs 1,111 1,346 Adjusted EBITDA $ 1,977 $ 8,170 Three Months Ended March 31,